UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
CORE Tax Deeds LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Texas

Date of organization
October 16, 2023

Physical address of issuer
1315 S. Church St. , Rockport, TX 78382

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$185,730.00	$668.00
Cash & Cash Equivalents	$1,912.00	$668.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$155,455.00	$2,800.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$$0.00
Cost of Goods Sold	$0.00	0.00
Taxes Paid	$0.00	$0.00
Net Income	$-118,704.00	$-2,132.00

April 27, 2025

FORM C-AR

CORE Tax Deeds LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by CORE Tax Deeds LLC , a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.coretaxdeeds.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

CORE Tax Deeds LLC (the "Company") is a Texas Limited Liability Company, formed on October 16, 2023.

The Company is located at 1315 S. Church St., Rockport, TX 78382.

The Company's website is http://www.coretaxdeeds.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company was organized as a limited liability company in Texas on October 16, 2023 to operate an ongoing business to evaluate and acquire through county auctions real estate tax deeds primarily in the State of Texas. While the Company's focus will be in Texas, tax deeds may be acquired in other states with a favorable redemption process. These tax deeds will primarily be for non-homestead, often unimproved, properties with minimal maintenance requirements. The Company's ongoing business operation will seek to remove or address any ownership contingencies, such as redemption rights, concerning its inventory of tax deeds, in order to prepare the tax deed properties for sale from inventory in the ordinary course of business. The purpose of the Company's business is not to hold any real estate properties long term for rental income or for long term capital gains, although the same may occur to a limited degree during temporary holding periods between tax deed acquisition and ultimate sale date as removal of ownership contingencies occurs and the assets are prepared for sale from the Company's inventory. In conjunction with our tax deed purchases, we will be actively engaged in discovering surplus overage monies resulting from tax deed sales. Our Company will assist rightful owners in recovering these surplus funds remaining after the auction sale of a property to satisfy delinquent property taxes and associated fees, providing a valuable service within the tax deed investment space. Please note that our assistance in recovering these overages will be conducted for a fee ranging from 20-30% of the total surplus amount and such services will be focused in Texas and other states as determined by the Manager in its discretion.

RISK FACTORS

Risks Related to the Company's Business and Industry

If our manager fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth, and its business could suffer.

The Company's future depends, in part, on our manager's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our manager, each of whom could be difficult to replace.

The Company has no operating history for investors to evaluate.

The Company was recently formed and has not generated any revenues and has no operating history upon which prospective Investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Class A Interests.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

The Company likely will not have the opportunity to thoroughly inspect the properties its purchases through the tax deed sales.

Unlike traditional real estate transactions, buyers in tax deed sales often do not have the opportunity to conduct a thorough inspection of the property before acquisition. This lack of inspection can lead to unforeseen challenges, as the actual condition of the property may be unknown. Structural issues, code violations, or environmental hazards may exist, presenting potential financial burdens for the Company. The absence of a comprehensive inspection prior to purchase underscores the importance of conducting thorough due diligence through other means, such as researching public records, obtaining any available property history, and consulting with professionals who specialize in tax deed sales.

The title of a property may have issues, such as unresolved liens or competing claims, which could affect the Company's ownership rights.

Title issues represent a significant concern when engaging in property transactions through tax deed sales. These sales may carry the risk of a clouded title, where the ownership rights are encumbered by unresolved liens, competing claims, or other legal complications. Unlike conventional real estate transactions, tax deed sales may not provide a clear and marketable title, exposing buyers to potential disputes over ownership.

Legal challenges represent a risk for the Company associated with tax deed sales.

These challenges can manifest in various forms, including disputes over the validity of the sale process, allegations of procedural irregularities, or objections to the tax sale itself. Due to the complexity of property laws and the intricacies involved in tax deed sales, legal complications

may arise, potentially resulting in protracted disputes that tie up the investment. These challenges may be initiated by former owners, lienholders, or other interested parties seeking to contest the legitimacy of the sale. Navigating through legal proceedings can be time-consuming and costly, impacting the anticipated benefits of acquiring a property through a tax sale.

The marketability of properties acquired through tax deed sales can pose a unique challenge for buyers.

While these sales offer an opportunity to acquire real estate at a lower cost, properties obtained in this manner may face skepticism in the market due to perceived risks associated with their acquisition. Potential buyers may be cautious about a property's condition, title issues, and the absence of a comprehensive inspection before purchase. Stigma attached to tax sales could make it difficult to sell a property at a desirable price or within a reasonable timeframe. Moreover, the limited information available about the property during the sale process may contribute to uncertainties that can deter potential buyers. Successfully navigating the marketability challenge requires proactive measures, such as thorough due diligence, transparent disclosure of known issues, and potentially investing in property improvements to enhance its appeal.

Acquiring properties through tax deed sales can present the potential for unforeseen costs that may significantly impact the overall investment.

One major risk lies in the lack of comprehensive property inspections before purchase, as the Company may be unaware of underlying issues such as structural deficiencies, code violations, or environmental hazards. Addressing these undisclosed problems post-acquisition can lead to substantial unexpected expenses. Additionally, hidden financial liabilities, such as unpaid utility bills, may emerge, becoming the responsibility of the new owner. Furthermore, the need for legal assistance to navigate potential title issues or disputes can incur additional costs.

Owners may redeem a property during the applicable redemption period.

Property owners will have the opportunity to redeem the properties during the applicable redemption period. By paying the applicable taxes and costs along with a premium, the property owner may retain ownership of the property. If the Company loses a high number of properties to redemption, it could limit investor returns. The Company will be focusing on properties with shorter redemption periods to limit redemption.

The Company will be subject to those general risks relating to the ownership of real estate.

The Company's economic success will depend upon the sale of properties acquired through tax deed sales. No assurance can be given that certain assumptions as to the future profits from Company operations will be accurate, since such matters will depend on events and factors beyond the Company's and our Manager's control. These factors include, among others:

● adverse changes in local and national economic conditions;

● changes in the financial condition of buyers and sellers of similar properties;

● changes in the availability of debt financing and refinancing;

● changes in the relative popularity of the Property and in real estate as an investment class;

● changes in interest rates, real estate taxes, operating expenses, and other expenses;

● changes in market capitalization rates;

● changes in utility rates;

● development and improvement of competitive properties;

● ongoing development, capital improvement, and repair requirements;

● risks and operating problems arising out of the presence or scarcity of certain construction materials;

● environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

● physical destruction and depreciation of property and equipment;

● damage to and destruction of the Property, or any improvements or personal property located thereon;

● acts of God;

● changes in availability and cost of insurance;

● unexpected construction costs;

● increases in the costs of labor and materials;

● materials shortages; and

● labor strikes.

Holding assets within a single limited liability company (LLC) can provide certain legal protections, but it does not shield against all risks.

In the event of a catastrophic injury or occurrence exceeding our insurance coverage limits, there is a risk of loss that may extend beyond the protections provided by the limited liability company structure. It is advisable to consult with legal and financial professionals to assess and mitigate these risks appropriately.

The profitability of the properties is uncertain.

The Company intends to sell properties acquired through tax deed auctions at wholesale prices. If demand for such properties drops due to economic or other conditions, the Company may find it difficult to sale the properties, which could negatively affect revenue. In addition, the properties may compete with other properties in the area to attract buyers, which could make it difficult for the Company to dispose of the properties.

Vacancies and tenant defaults may reduce revenues.

The Company does not intend to hold and operate the properties long term. However, if it is unable to quickly sell the properties, it may be forced to operate them. If required to do so, the Company may depend on rental income to pay operating expenses. Vacant commercial units and/or purchase payment defaults by tenants could reduce the amount of revenue that might otherwise be available for payment of its expenses and/or distribution to the Members. Significant Company expenditures such as real estate taxes, insurance and maintenance costs are generally not reduced when circumstances cause a reduction in income from the rented properties.

A vacancy or default of a tenant on the rent due will cause the Company to lose the revenue and if enough effective vacancies occur, it could cause the Company to have to find an alternative source of revenue to meet its operating expenses. In the event of a tenant default, the Company may experience delays in enforcing its rights as landlord and may incur substantial costs in evicting the tenant and re-renting the affected unit.

If the Company is not able to sell the properties, the economic success of an investment in the Company could depend to a great extent upon the results of operations of the properties, some of which are outside the Company's control.

While the Company does not intend to operate the properties, if the Company is required to hold properties longer than expected and is forced to rent some of the properties, they will be subject to those risks typically associated with investments in real estate that produce income based on tenant occupancy and rental revenues. Fluctuations in vacancy rates, rent schedules, and operating expenses can adversely affect operating results or render the sale or refinancing of the properties difficult or unattractive. No assurance can be given that certain assumptions as to the future levels of occupancy of the properties, future rental appreciation, future cost of capital improvements, or future cost of operating the properties will be accurate since such matters will depend on events and factors beyond the control of the Company. Such factors include continued validity and enforceability of the leases, vacancy rates for properties similar to the Company's properties, financial resources of tenants, rent levels near the properties, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, rent control, and other risks.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash. The Company does not intend to hold properties long-term, however, it may not be able to liquidate properties promptly in response to economic or other conditions, which could affect the investors' ability to realize a return on their investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, the Property could experience increases in storm intensity and rising sea-levels causing damage to our Property and result in higher vacancy. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our Property in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

Real estate projects may suffer losses that are not covered by insurance.

Material losses to real estate properties may occur in excess of insurance proceeds with respect to any property as insurance proceeds may not provide sufficient resources to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, earthquakes, floods, hurricanes, pollution, environmental matters, mold, or terrorism, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. If an uninsured loss or a loss in excess of insured limits occurs on the Property, the Company could lose anticipated future revenues.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors' investments.

The Company does not intend to incur debt. If it elects to do so, while investors will not be personally liable for these obligations, and our manager may issue personal guarantees that these obligations will be repaid, the Company is ultimately responsible for paying off these debts. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors' investments.

The Property may be subject to foreclosure if a default under any mortgage loan occurs.

The Company does not intend to use debt financing but reserves the right to do so. Any mortgage loan secured by the properties will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The market in which the Company participate is competitive and, if it does not compete effectively, its operating results could be harmed.

The Company will compete with many others engaged in real estate in general, including but not limited to individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. This market is competitive and rapidly changing. Significant increases in the number of buyers for tax deeds or sellers of properties which compete with the types of properties the Company expects to acquire could make it

difficult for the Company to compete and could harm its ability to generate sufficient income from its operations.

The properties or a portion of the properties could become subject to eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the properties and any returns therefrom.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the properties.

The Company's ability to sell the properties as intended may be adversely affected by such regulations, which could affect returns therefrom.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

The properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

Lawsuits may arise between the Company and its tenants if the Company is forced to rent space on some of the properties, resulting in lower cash distributions to investors.

Disputes between landlords and tenants are common. These disputes may escalate into legal action from time to time. In the event a lawsuit arises between the Company and a tenant it is likely that the Company will see an increase in costs. Accordingly, cash distributions to investors may be affected.

The failure of the properties to be sold at a profit would most likely preclude our investors from realizing an attractive return on their interest ownership.

There is no assurance that real estate investments made by the Company will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, which are beyond our control. We cannot predict whether we will be able to sell the properties for a certain price, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find willing purchasers.

The Company may experience liability for alleged or actual harm to third parties and costs of litigation.

Owning the properties subjects the Company to the risk of lawsuits filed by tenants, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time-consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and our manager may be delayed or prevented from implementing the business plan of the Company.

Due diligence may not uncover all material facts.

We will endeavor to obtain and verify material facts regarding the properties; however, it is possible that we will not discover certain material facts about the properties.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

An investment in the Company raises significant tax issues, and the tax treatment of an investment in the Company may vary significantly from investor to investor.

Please carefully review the below risks, among others, and review the section entitled "Material Tax Considerations." You should also consult your own tax adviser about the specific tax consequences to you before investing.

● The tax allocation of the Company's income and loss may be challenged by the Internal Revenue Service.

● An audit of the Company's return by the Internal Revenue Service may lead to adjustments to the Members' tax returns and an audit of the Members' tax returns.

● Under the Bipartisan Budget Act of 2015, which took effect in January of 2018, the Company must designate a Partnership Representative for each tax year. Federal law gives the Partnership Representative significant discretion in the event of an audit by the Internal Revenue Service, including the sole authority to make elections that bind the Company and all of the Members. While it is the intent of the Company that the Partnership Representative do what is in the best interests of the Company, actions taken by the Partnership Representative may have a negative effect on one or more current or former Members.

● Any tax benefits from ownership of interest in the Company will not be available unless the Company and the Company's Members have a profit motive.

● Laws affecting the tax effect of ownership in the Company may change

The Company has not requested an IRS ruling as to its partnership tax status.

Partnerships are generally pass-through entities for tax purposes, meaning that the income and deductions pass through to the individual partners rather than being taxed at the entity level. If the Company's tax status as a partnership is reclassified as a corporation by the IRS, it can have several implications and risks for both the Company and its members including, but not limited to, the following:

● Double Taxation: Corporations are subject to double taxation, meaning that the corporate income is taxed at the entity level, and then any distributions or dividends to shareholders are taxed again at the individual level. This is different from partnerships, which are pass-through entities, and income is only taxed at the individual partner level.

● Loss of Pass-Through Benefits: Partnerships enjoy pass-through taxation, where profits and losses flow through to the individual partners. If reclassified as a corporation, the entity loses this pass-through treatment, and income is taxed at both the corporate and individual levels.

● Change in Tax Rates: Corporate tax rates may be different from individual tax rates. Reclassification could result in partners facing higher or lower tax rates on their share of the income.

● Additional Compliance Requirements: Corporations have different reporting and compliance requirements than partnerships. This includes filing corporate tax returns and adhering to corporate governance and regulatory standards.

● Changes in Deductibility: Some deductions and credits available to partnerships may not be available to corporations, and vice versa. The reclassification could impact the ability to claim certain tax benefits.

● Impact on Members' Basis: The tax basis of a partner's interest in the partnership affects the taxation of distributions and sales of partnership interests. Reclassification may alter the members' basis calculations.

● Potential Legal and Structural Changes: Reclassifying as a corporation may require changes to the legal and structural aspects of the entity.

Certain investors could be subject to Unrelated Business Income Tax ("UBIT").

An investor who is tax exempt (such as a charitable organization), or who acquires Class A Interests through a tax-exempt vehicle (such as an Individual Retirement Account) may be subject to UBIT. Our manager recommends that Investors contact their qualified tax advisor to determine how/whether the application of UBIT may apply to them.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware

(viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

o the extent the Company directly processes customer/tenant information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect its business.

The Company in the course of business may require the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer/tenant and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers'/tenants' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims, or proceedings.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), and none of Our Manager nor its or members is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and Our Manager have taken the position that the Property is not a "security" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus Our Manager will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or Our Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Our Company Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of Our Manager.

Our Company Agreement provides that Our Manager, in exercising its rights in its capacity as Manager, will be entitled to consider only such interests and factors as it desires and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Company Agreement, the Texas Business Organizations Code, or under any other law, rule or regulation or in equity.

Conflicts may exist among our manager and its employees or affiliates.

Our manager will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our manager and not the Company nor the Company. Our manager may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Issuer, our manager and their affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

There may be conflicting interests of investors.

Our manager will determine whether or not to acquire or liquidate properties. When determining to acquire or liquidate properties, our manager will do so considering all of the circumstances at the time, which may include the best interests of some but not all of the investors.

Conflicts may exist between service providers, the Company, our manager and their affiliates.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Class A Interests.

Investors should be prepared to keep their investment with the Company until the Company ceases operations.

The Company is expected to operate for a minimum of three years and may operate indefinitely. The Company will operate for a planned three-year term, which may be extended for two additional two-year terms by the Company in the Manager's discretion. Thereafter, every two years the Members may vote to cease Company operations and liquidate, dissolve, and wind up the Company. A vote of a Required Interest is required for such action which means the vote or consent of greater than fifty percent (>50%) of the Membership Interests entitled to vote. Investors who invest with the Company should be prepared to keep their funds invested with the Company indefinitely until the Company ceases operations, which may be three years or longer. While investors may transfer their Interests under certain conditions, there is no public market for the Company's securities, and one is not anticipated to develop.

The terms of our Company Agreement make it difficult to end our relationship with our manager.

Under the terms of our Company Agreement, the Manager may only be removed for "good cause" upon a vote of 75% of the Interests (excluding those held by the Manager and its affiliates).

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Although the Company will generally invest the net proceeds of the Offering into purchasing, and selling the properties, our Manager of the Company has broad discretion in how to utilize them.

Our manager will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company have the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Class A Interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Class A Interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This offering is being conducted on a "best efforts" basis, and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and we may be forced to limit our operations or assets acquired.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company was organized as a limited liability company in Texas on October 16, 2023, to operate an ongoing business to evaluate and acquire through county auctions real estate tax deeds primarily in the State of Texas. While the Company's focus will be in Texas, tax deeds may be acquired in other states with a favorable redemption process. These tax deeds will primarily be for non-homestead, often unimproved, properties with minimal maintenance requirements. The Company's ongoing business operation will seek to remove or address any ownership contingencies, such as redemption rights, concerning its inventory of tax deeds, in order to

prepare the tax deed properties for sale from inventory in the ordinary course of business. The purpose of the Company's business is not to hold any real estate properties long term for rental income or for long term capital gains, although the same may occur to a limited degree during temporary holding periods between tax deed acquisition and ultimate sale date as removal of ownership contingencies occurs and the assets are prepared for sale from the Company's inventory. In conjunction with our tax deed purchases, we will be actively engaged in discovering surplus overage monies resulting from tax deed sales. Our Company will assist rightful owners in recovering these surplus funds remaining after the auction sale of a property to satisfy delinquent property taxes and associated fees, providing a valuable service within the tax deed investment space. Please note that our assistance in recovering these overages will be conducted for a fee ranging from 20-30% of the total surplus amount and such services will be focused in Texas and other states as determined by the Manager in its discretion.

Business Plan

The Company's business plan and operation will include:

● Conducting thorough research and due diligence on potential tax deed properties to bid on and acquire;
● Participating in Texas county auctions to acquire such tax deed properties that meet the Issuer's criteria; and
● Upon successful bid and acquisition of tax deed properties, holding them in inventory and managing them (including paying necessary real estate tax, insurance, and maintenance costs) with the intent to remove or address ownership contingencies and to prepare such properties for sale from inventory.

Characteristics of Texas real estate tax deeds include:
● A Texas real estate tax deed is a legal document representing property ownership that is awarded to a purchaser at a tax sale auction. This occurs when property taxes are not paid, and the local government authorizes the sale of the property in question to recoup the unpaid taxes. The process is governed by Texas state law.
● In Texas, a tax deed is considered to be a form of real estate ownership. When someone purchases a tax deed, they are essentially buying the property itself. However, it's important to note that the original owner has a right to redeem the property within a certain period, which leads to specific conditions and risks for the purchaser.
● Texas tax deeds (Sheriffs Deeds) are sold at public auctions, conducted by the sheriff's department which are typically held at county levels. Interested buyers bid on the properties, and the highest bidder is awarded the tax deed. The starting bid often begins at the amount of taxes, penalties, and fees owed. These auctions can be conducted in person or online, depending on the county's regulations.
● In Texas, the original property owner has a right to redeem the property after a tax deed sale. The redemption period varies based on the type of property. For a homestead residence, the period is two years, while for non- homesteaded properties, it's 180 days. During this period, the original owner can redeem the property by paying the amount the purchaser paid at the tax sale, plus a redemption penalty which can be quite substantial 25% (180 days) and 50% in the second year on homestead, Mineral and agricultural exempt properties.

These non-homestead properties in Texas are characterized by a short 180-day redemption period, facilitating a quicker turnaround on investments. In the state of Texas, properties that are delinquent in taxes are sold at auctions. In the previous year, all 254 counties in Texas conducted tax sale auctions, making available properties subject to a statutory right of redemption. This

redemption period begins when the purchaser's deed is filed for record and varies depending on the property type, with a two-year right of redemption for homestead property and agricultural land and a 180-day right of redemption for all other non-homestead properties. The Company will be targeting the latter non-homestead type of properties. In Texas, purchasers gain the right of possession twenty days after the deed's filing. The redemption price includes the purchase amount, deed recording fee, taxes paid by the purchaser after the tax sale, and property-related costs, plus a redemption premium of 25% percent of the total. The redemption process in other states varies and may have longer redemption periods such as a year, or longer.

Due diligence on the properties may include, but not be limited to, physical property inspection by management field underwriters, prior sales comparisons, and judgement document review. The Company plans to limit any work on the properties to maintenance required during any applicable redemption period prior to reselling the properties. We aim to acquire these properties at approximately 40% of full fair market value and resell them at approximately 80% of full fair market value, after the redemption period has expired using local and/or national real estate brokers. We will be focusing on property target pricing with a minimum of $3,000 and up to $50,000 for each property but may acquire properties outside this range in our manager's sole discretion. We may acquire non-homestead improved properties, all types of distressed commercial real estate (retail centers, office buildings, hotels, etc.), and raw land. The Company does not intend to use debt financing for any of its operations but reserves the right to do so in the Manager's discretion. The Company may also hold a limited number of properties long term for favorable tax treatment and may elect to do so through a wholly owned subsidiary.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Berlet

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Employer: CORE Tax Deeds LLC Title: President Dates of Service: October 2023 – Present Responsibilities: Manage the tax lien acquisitions and investor relations.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Coastal Bend Opportunity Zone Fund LLC Title: Fund manager Dates of Service: July 2021 – Present Responsibilities: Purchase potential development sites (2), raise capital, fully entitle the properties for site permit and oversee investor relations. Hire managements team for compliant QOF & QOZB's. Developing the Blue City Paraiso (mixed use boutique hotel, spa & conference center). Employer: TTRE LLP Title: Chief Executive Officer Dates of Service: July 2021 – Present Responsibilities: Act as manager of CORE Tax Deeds LLC and Coastal Bend Opportunity Zone Fund LLC. This includes ensuring that the financial interests of investors in

each company are safe guarded, making decisions that prioritize the financial well-being of the funds and their investors, capital raising, asset management, strategic planning, managing investor relations, and other duties. Employer: Tandem Trust Financial LLC Title: Certified Fiduciary Fiduciary/Federal Retirement Consultant Dates of Service: January 1997 – Present Responsibilities: Liquidity leverage with properly designed build your own bank, 1035 exchange underperforming life and annuity contracts, assisted with cash balance pension plans – ROTH IRA conversions, self-directed IRA, and real estate.

Name

Bruce Morrison

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tandem Trust Financial LLC Certified Fiduciary/Federal Retirement Consultant January 1997-Present Responsibilities: Over his career, Bruce has handled over 3,000 cases across diverse industries throughout Texas. Bruce specializes in navigating the legal, financial, and practical intricacies of commercial real estate agreements and transactions, including taxation matters, apartments, condominium law, development law, zoning, utilities, governmental approvals, title curative, and tax and financial planning for real estate investments and development. He is particularly skilled in tax sale deeds, providing valuable counsel and representation in development, construction, financing, acquisitions, and sales of various real estate types.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

John Berlet

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Employer: CORE Tax Deeds LLC Title: President Dates of Service: October 2023 – Present Responsibilities: Manage the tax lien acquisitions and investor relations.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Coastal Bend Opportunity Zone Fund LLC Title: Fund manager Dates of Service: July 2021 – Present Responsibilities: Purchase potential development sites (2), raise capital, fully entitle the properties for site permit and oversee investor relations. Hire managements team for compliant QOF & QOZB's. Developing the Blue City Paraiso (mixed use boutique hotel, spa &

conference center). Employer: TTRE LLP Title: Chief Executive Officer Dates of Service: July 2021 – Present Responsibilities: Act as manager of CORE Tax Deeds LLC and Coastal Bend Opportunity Zone Fund LLC. This includes ensuring that the financial interests of investors in each company are safe guarded, making decisions that prioritize the financial well-being of the funds and their investors, capital raising, asset management, strategic planning, managing investor relations, and other duties. Employer: Tandem Trust Financial LLC Title: Certified Fiduciary Fiduciary/Federal Retirement Consultant Dates of Service: January 1997 – Present Responsibilities: Liquidity leverage with properly designed build your own bank, 1035 exchange underperforming life and annuity contracts, assisted with cash balance pension plans – ROTH IRA conversions, self-directed IRA, and real estate.

Name

Bruce Morrison

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Tandem Trust Financial LLC Certified Fiduciary/Federal Retirement Consultant January 1997-Present Responsibilities: Over his career, Bruce has handled over 3,000 cases across diverse industries throughout Texas. Bruce specializes in navigating the legal, financial, and practical intricacies of commercial real estate agreements and transactions, including taxation matters, apartments, condominium law, development law, zoning, utilities, governmental approvals, title curative, and tax and financial planning for real estate investments and development. He is particularly skilled in tax sale deeds, providing valuable counsel and representation in development, construction, financing, acquisitions, and sales of various real estate types.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	18,650

Voting Rights	The Class A Interests shall comprise fifty percent (50%) of the Interests of the Company and the Class B Interests shall comprise the remaining fifty percent (50%). Unless otherwise specified in the Company Agreement or required by law, any action requiring the approval of the Members may be approved by the vote or written consent of the Members entitled to vote. The approval of the members is required for: ● The removal of the Manager. ● Amending the Company Agreement other than to (i) change the name of the Company or the location of its principal office; (ii) add to the duties or obligations of the Manager; (iii) cure any ambiguity or correct or supplement any inconsistency in the Agreement; (iv) correct any printing, stenographic, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members; (v) reflect information regarding the admission of any additional or substitute Member; or (vi) comply with the single-purpose-entity or other requirements for any mortgage loan secured by Company Assets; (vii) a change that is required to effect the intent expressed in any Offering Document or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement; (viii) a change that is required to effect the intent expressed in any Offering Document or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement; (iv) an amendment that the Manager determines, based on the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, any Officers or any trustees or agents of the Company from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act, or plan asset regulations adopted under ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor; (x) any other amendment other than an amendment expressly requiring consent of the Members as set forth in Section 14.2(b); and (xi) any other amendments substantially similar to the foregoing. ● The dissolution of

	the Company, except as otherwise provided for in the Company Agreement. ● The requirement of Additional Capital Contributions. ● Payment of additional compensation to the Manager or its Affiliates. ● Expulsion of a Member. ● Such other matters as are required by the Company Agreement or the Texas Business Organizations Code.
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional membership interests. In other words, when the company issues more membership interests, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in the number of membership interests outstanding could result from different offerings (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds, or warrants) into membership interests. If the Company decides to issue more Class A Interests, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests				April 8, 2024	Regulation CF

Ownership

A majority of the Company is owned by John Berlet - Fund Manager

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Tax Deed Investors LLC	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company completed its seed round of financing on April5th 2025. Following the Offering, we should have enough liquidity to execute our business plan until December 31st, 2027. We intend to be profitable by May 2025. Our significant challenges are [developing and marketing a viable product in a competitive environment and sourcing consistent third-party manufacturers to ensure we have sufficient quantities of our product when necessary] [list applicable challenges].

Continue to grow our current portfolio of 13 properties by acquiring 15 or more parcels throughout Texas

Liquidity and Capital Resources

On April 8, 2024, the Company conducted an offering pursuant to Regulation CF which is still ongoing at this time.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Other Transactions

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	We have issued our Manager our Class B Interests as detailed in "Capital Structure and Ownership." Accordingly, it is a member of the Company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/John Berlet(Signature)

John Berlet

(Name)Principal Executive Officer (Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements

Exhibit E

C.O.R.E. TAX DEEDS LLC.
Cash | Out | Real | Estate

Core Tax Deeds, LLC
(the "Company")
a Texas Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through December 31, 2024

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Core Tax Deeds, LLC, Management

We have reviewed the accompanying financial statements of Core Tax Deeds, LLC (the Company) which comprise the statement of financial position as of December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 2, 2025

CORE TAX DEEDS, LLC
STATEMENT OF FINANCIAL POSITION

	As of December 31, 2024	2023
ASSETS		
Current Assets:		
Cash & Cash Equivalents	1,912	668
Security Deposits	6,900	-
Investments	23,475	-
Total Current Assets	32,288	668
Non-Current Assets:		
Land	153,442	-
Total Non-Current Assets	153,442	-
TOTAL ASSETS	185,730	668
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	149,793	-
Credit Card Payable	5,662	-
Notes Payable - Related Party	-	2,800
Total Current Liabilities	155,455	2,800
Non-Current Liabilities:		
Line of Credit	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	155,455	2,800
EQUITY		
Class A Investments	114,500	-
Membership Equity	1	-
Membership Contributions	36,655	-
Accumulated Deficit	(120,881)	(2,132)
TOTAL EQUITY	30,275	(2,132)
TOTAL LIABILITIES AND EQUITY	185,730	668

See Accompanying Notes to these Unaudited Financial Statements

CORE TAX DEEDS, LLC
STATEMENT OF OPERATIONS

	Year Ended December 31, 2024	2023
Operating Expenses		
Advertising & Marketing	12,095	-
Legal & Professional	52,747	-
General & Administrative	54,210	2,132
Total Operating Expenses	**119,052**	**2,132**
Total Loss from Operations	**(119,052)**	**(2,132)**
Other Income (Expense)		
Other Miscellaneous Income	349	-
Total Other Income (Expense)	**349**	**-**
Net Income (Loss)	**(118,704)**	**(2,132)**

See Accompanying Notes to these Unaudited Financial Statements

CORE TAX DEEDS, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

	Member's Capital		Class A	Retained earnings	
	Units	$ Amount	Investments	(Deficit)	Total Members' Equity
Beginning balance at 1/1/23	-	-	-	-	-
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(2,132)	(2,132)
Ending balance at 12/31/23	-	-		**(2,132)**	**(2,132)**
Contribution	10,000	36,656	114,500		151,156
Distribution	-	-	-		-
Prior Period Adjustment	-	-	-	(45)	(45)
Net income (loss)	-	-	-	(118,704)	(118,704)
Ending balance at 12/31/24	**10,000**	**36,656**	**114,500**	**(120,881)**	**30,275**

See Accompanying Notes to these Unaudited Financial Statements

CORE TAX DEEDS, LLC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(118,704)	(2,132)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Security Deposits	(6,900)	-
Accounts Payable	149,793	-
Credit Card Payable	5,662	-
Notes Payable - Related Party	(2,800)	2,800
Prior Period Adjustment	(45)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	145,710	2,800
Net Cash used in Operating Activities	27,006	668
INVESTING ACTIVITIES		
Land	(153,442)	-
Investments	(23,475)	-
Net Cash used in Investing Activities	(176,917)	-
FINANCING ACTIVITIES		
Class A Investments	114,500	-
Membership Equity	1	-
Membership Contributions	36,655	-
Net Cash provided by Financing Activities	151,156	-
Cash at the beginning of period	668	-
Net Cash increase (decrease) for period	1,244	668
Cash at end of period	1,912	668

See Accompanying Notes to these Unaudited Financial Statements

Core Tax Deeds, LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Core Tax Deeds, LLC ("the Company") was formed in Texas on October 10th, 2023. The company was originally formed as Core Fund II, LLC and subsequently amended the name to Core Tax Deeds, LLC. The Company plans to earn revenue by converting the sheriff's deeds on properties obtained into marketable deeds which will then be sold at wholesale. The Company's headquarters is in Rockport, Texas. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,912 and $668 in cash as of December 31, 2024 and December 31, 2023, respectively.

Non-Current Assets

The company currently owns various land properties which it plans on generating revenues from once it commences principal operations. These properties were valued at $153,442 in total as at December 31, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans on generating revenues by converting sheriff's deeds on land into marketable deeds, after which the land is sold at wholesale. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to garner as many sales as it can in order to satisfy its terms of service with its investors until these investments are made whole.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of costs related to overall operations of the business including, travel, insurance, office supplies, software, communication and data services, bank fees and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. As at December 31, 2023, the company owed a total of $2,800 to TTRE, which is a related party. This balance has since been fully repaid.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 6 – EQUITY

The company has one (1) member as of December 31, 2024 with seven (7) passive investors, referred to as Class A investors. Investments by these investors totalled $114,500 during the period under review. The sole member of this company possesses 100% of shares. Class A investors are entitled to 60% of profits until their investments have been made whole, at which point they will then be entitled to 50% of profits. In addition to these forms of equity, the company also saw member contributions of $36,655 as at December 31, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 2, 2025, the date these financial statements were available to be issued. The Company acquired three (3) additional properties as of March 2025. One of these properties has since been redeemed. For each redemption on property, the company is owed what was spent on the property with an additional 25% to be paid by the entity initiating the redemption.

Core Tax Deeds LLC

Audited Financial Statements
As of December 31, 2023

Table of Contents

ASSURANCE DIMENSIONS

Independent Auditor's Report

To the Board of Directors and
Member of CORE Tax Deeds LLC

Opinion

We have audited the accompanying financial statements of CORE Tax Deeds LLC, which comprise the balance sheet as of December 31, 2023 and the related statements of operations, member's deficit and cash flows for the period from October 10, 2023 (inception) to December 31, 2023, and the related notes to the financial statements (collectively the "financials statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CORE Tax Deeds LLC as of December 31, 2023, and the results of its operations and its cash flows for the period from October 10, 2023 (inception) to December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of CORE Tax Deeds LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company has not yet begun operation and had a negative member's equity as of December 31, 2023. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CORE Tax Deeds LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

ASSURANCE DIMENSIONS

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CORE Tax Deeds LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CORE Tax Deeds LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Margate, Florida
March 29, 2024

Core Tax Deeds LLC
Balance Sheet
As of December 31, 2023

Assets

Current Assets	
Cash	$ 668
Total Current Assets	668
Total Assets	$ 668
Liabilities and Member's Deficit	
Current Liabilities	
Due to TTRE (Related Party)	$ 2,800
Total Current Liability	2,800
Long-Term Liability	
Total Long-Term Liability	0
Total Liability	2,800
Member's Deficit	
Member's Deficit	(2,132)
Total Member's Deficit	(2,132)
Total Liabilities and Member's Deficit	$ 668

Core Tax Deeds LLC
Statement of Operations
For the Period from October 10, 2023 (inception) to December 31, 2023

	12 Month Ended December 31, 2023
Sales	
Total Sales	$ 0
Gross Profit	0
Operating Expenses	
Travel	564
Meals	48
Contract Labor	510
Rent	45
Management	456
Professional Fees	509
Total Operating Expenses	2,132
Net Income (Loss)	$ (2,132)

Core Tax Deeds LLC
Statement of Member's Deficit
For the Period from October 10, 2023 (inception) to December 31, 2023

	Members' Deficit	Total
Balance October 10, 2023	$ -	$ -
Net Loss	$ (2,132)	$ (2,132)
Balance December 31, 2023	**$ (2,132)**	**$ (2,132)**

Core Tax Deeds LLC
Statement of Cash Flows
For the Period from October 10, 2023 (inception) to December 31, 2023

Cash Flow from Operating Activities	
Net Income (Loss)	$ (2,132)
Changes in Operating Assets and Liabilities	
Net Cash Used by Operating Activities	(2,132)
Cash Flow from Financing Activities	
Due to TTRE	2,800
Net Cash Provided by Financing Activities	**2,800**
Net Increase in Cash	668
Cash - Beginning	0
Cash - Ending	**$ 668**

Core Tax Deeds LLC
Notes to Financial Statements
December 31, 2023

Note A- Organization and Description of Business

Core Tax Deeds LLC ("Company") is a corporation established on October 10th, 2023, pursuant to the laws of the United States of America. The Company was originally formed as CORE FUND II and subsequently amended the name to Core Tax Deeds LLC. The Company was formed with an acquisition strategy, with a focus on acquiring non-homestead properties that are obtained through tax deed sales.

Note B- Significant Accounting Practices

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S GAAP"). The financial statements are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual reports could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, "cash and cash equivalent' represent cash in hand, current bank accounts and fixed deposits with banks maturing within three months or less from the balance sheet date. Overdraft bank accounts fluctuating from debt to credit balance are deducted from "cash and cash equivalent". The company places its cash with huge quality financial institutions. At times, such investments may be more than FDIC insurance limits. As of December 31, 2023, these limits were not exceeded.

Revenue Recognition

Revenue is recognized when control of goods or services is transferred to customers, in an amount that reflects the consideration the company expects to receive, in accordance with ASC 606.

Trade Accounts Receivable

Accounts receivables are shown on the balance sheet at their net realizable value. A provision for doubtful accounts is taken after reviewing all the balances at year end. Uncollected amounts are written off in the period they are recognized. The company currently does not have any open receivables.

Financial Instruments

A financial instrument is any contract that gives rise to both the financial assets of one enterprise and a financial liability or equity instrument of another enterprise. The company's financial instruments principally comprise of cash and bank balances, accounts receivable, accounts payable, accrued expenses and short-term borrowings.

Subsequent Events

Subsequent events have been evaluated through March 29th, 2024, the date that financial statements were available to be issued.

Note C- Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern.

The Company incurred net losses for the year ended December 31, 2023, had net cash used in operating activities for the same period and has an accumulated deficit as of December 31, 2023. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of at least twelve months after the date of issuance of these financial statements. In view of these matters, the Company's ability to continue as a going concern is dependent upon the Company's ability to achieve a level of profitability and/or to obtain adequate financing through the issuance of debt or equity in order to finance its operations.

While the Company believes in its ability to raise additional funds, there can be no assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company's ability to further implement its business plan and raise additional funds.

These financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note D- Related Party

As of December 31, 2023, the Company has amounts owed to TTRE $2,800, which is a related party entity. These liabilities represent transactions or financial obligations within the related party group and are disclosed in the financial statements to provide transparency regarding these relationships.